Filed by Allied Waste Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Allied Waste Industries, Inc. (Commission File No. 001-14705)

Creating an Environmental Services Leader June 23, 2008

Discussion of Forward-Looking Statements Information Regarding Forward-Looking Statements Certain statements and information included herein constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995 these forward-looking statements are identified by words such as "will," "expects," "intends," "anticipates" and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward- looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Compelling Strategic and Financial Merger Rationale National scope and scale, with stronger platform for profitable growth Improved vertical integration through large network of landfills Complementary geographies, assets and cultures, with shared commitment to customer service Significant corporate and operational synergies Approximately $150 million in expected annual synergies Strong capital structure with investment grade credit rating Enhanced cash flow provides additional flexibility to Fund dividend Invest in business Pay down debt

Snapshot of the Combined Company 1 1 Combined (pro forma) Assets Landfill 58 161 219 Transfer 94 161 255 Collection 136 291 427 Recycling 33 53 86 Employees 13,000 23,000 36,000 Revenue $3.2 billion $6.1 billion $9.3 billion Name: Republic Services HQ: Phoenix Ticker: RSG Board: 11 directors; five from each company with Republic Services CEO as Chairman Management: Republic Services CEO, Chairman & CEO Allied Waste President, President & COO 1. As of December 2007

Transaction Overview Transaction: Friendly, negotiated merger of Republic Services and Allied Waste Consideration: 100% stock Exchange Ratio: 0.45 shares of Republic Services stock per share of Allied Waste stock Synergies: $150mm run rate operating synergies achieved by year 3 Anticipated Closing: Q4 2008 Relative Ownership: 48% Republic Services shareholders/ 52% Allied Waste shareholders Mutual Due Diligence: Completed

Other Transfer & Disposal Commercial Residential C & D Permanent Roll-Off Recycling 0.04 0.2 0.27 0.21 0.07 0.14 0.07 Commercial Roll-off Residential Transfer & Disposal Other Recycling Residential 0.26 0.21 0.2 0.21 0.05 0.07 Other Transfer & Disposal Commercial Residential C & D Permanent Roll-Off Recycling 0.03 0.18 0.28 0.24 0.07 0.13 0.07 $3.2 billion $6.1 billion $9.3 billion Approximately $2.5 billion of annual long-term franchise revenue Well-Diversified in Customers, Revenue Mix and Geography Allied Republic Pro Forma

value WCA 0.2 Waste Industries 0.3 Waste Services 0.5 Casella Waste 0.6 BFI Canada 0.9 Waste Connection 1.1 Waste Connections 1 Republic Services 3.2 Allied Waste 6.1 Waste Management 11.8 1.5 #2 Waste Management Company by Revenue value value WCA Waste 0.2 Waste Industries 0.3 Waste Services 0.5 Casella Waste 0.6 BFI Canada 0.9 Waste Connections 1 Waste Connections 1.1 PF Republic 9.3 Waste Management 11.8 1.5 2007 Revenue ($ Billions) 2007 Revenue ($ Billions) Core U.S. Solid Waste Canada & Waste to Energy Core U.S. Solid Waste Canada & Waste to Energy $13.3 $13.3

National Footprint Approximately 54% of Revenue from Sun Belt States Headquarters - Phoenix, AZ

Driving Shareholder Value Customers Employees Shareholders Establish service standards Employ best practices Strive to continually improve business processes Provide a challenging environment that fosters an entrepreneurial spirit Foster a team setting that rewards individuals for team achievements Create and maintain a strong foundation to position us as the industry leader Reward our shareholders with ever- increasing cash flows and investment returns

Creating Long-Term Financial Benefits Approximately $150 million in annual net operating synergies Attractive dividend policy Strong capital structure, with indicative investment grade status Accretive to both EPS and CFPS

Approximately $150 million in Achievable Cost Synergies

Strong Cash Flow Provides Financial Flexibility Dividend policy Maintain Current Dividend Policy Future moderate increases will be considered Invest for internal growth Most efficient means to growth Debt reduction Maintain strong capital structure Republic will maintain its consistent balanced, conservative approach to cash flow utilization

Commitment to Seamless Integration Focus on maintaining high level of customer service Integration plan has been and will be a collaborative effort Process will be completed in a timely manner Result will be "best people, best practices" Management Safety Procurement and purchasing Repair and maintenance

Merger Creates Unique Benefits for All Stakeholders Shareholder Benefits Significant achievable cost synergies Accelerate ability to meet strategic objectives Optimal capital structure with investment grade credit rating Attractive dividend policy Customer Benefits Unmatched customer service Greater vertical integration Employee Benefits Better career opportunities Combined best safety practices Best-in-class management team

Creating an Environmental Services Leader June 23, 2008

Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations. Participants in Solicitation Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied's directors and executive officers is available in Allied's Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.